INTERCREDITOR AND SUBORDINATION AGREEMENT


THIS INTERCREDITOR AND SUBORDINATION AGREEMENT ("Intercreditor Agreement") dated as of June 8, 2001 is by and between CONGRESS FINANCIAL CORPORATION (CENTRAL), an Illinois corporation ("Congress" as hereinafter further defined) and ENRON NORTH AMERICA CORP., a Delaware corporation ("Enron" as hereinafter further defined). Congress and Enron are sometimes individually referred to herein as a "Creditor" and collectively as "Creditors."

                               W I T N E S S E T H:

WHEREAS, Enron has made a loan or provided other financial accommodations to Huntco Steel, Inc., a Delaware corporation ("HSI"), which loan is secured by certain assets and properties of HSI, Huntco, Inc. ("Huntco"), Huntco Nevada, Inc. ("Huntco Nevada"), and Midwest Products, Inc. ("Midwest", and together with HSI, HSIA, Huntco and Huntco Nevada, collectively, "Debtors" as hereinafter further defined); and

WHEREAS, Congress has entered into financing arrangements with Debtors, pursuant to which Congress has made and may, upon certain terms and conditions, make loans and provide other financial accommodations to HSI and Midwest secured by certain assets and properties of Debtors; and

	WHEREAS, Enron has entered into a Master Purchase Agreement (as defined below) with HSI for the purchase and sale of steel products and HSI's obligations under such Master Purchase Agreement are secured by designated steel products and other assets of the Debtors. The parties have agreed that the designated steel products are in fact owned by Enron, but because of the possibility that such products may be determined to be or recharacterized as being owned by HSI, Enron has been granted a security interest in such products; and

WHEREAS, Creditors desire to enter into this Intercreditor Agreement to (i) confirm the relative priority of the security interests of each Creditor in the assets and properties of Debtors, (ii) provide for the orderly sharing among Creditors, in accordance with such priorities, of proceeds of such assets and properties upon any foreclosure thereon or other disposition thereof, and (iii) agree upon the terms of the subordination of certain obligations of Debtors and related matters;

	NOW THEREFORE, in consideration of the mutual benefits accruing to Creditors hereunder and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto do hereby agree as follows:

1.	DEFINITIONS

As used above and in this Intercreditor Agreement, the following terms shall have the meanings ascribed to them below:

1.1	"Agreements" shall mean, collectively, the Congress Credit Agreements, the Enron Credit Agreements and the Enron Inventory Agreements.

1.2	"Blockage Notice" shall mean a written notice from Congress to the
Debtors and Enron that a Payment Event of Default or a Non-Payment Event of Default has occurred and is continuing with respect to the Senior Debt and which specifies that such notice is a "Blockage Notice".

1.3	"Business Day" shall mean any Monday through Friday during which commercial lenders are open for business in both Chicago, Illinois and Houston, Texas.

1.4	"Collateral" shall mean all of the property and interests in property, real or personal, tangible or intangible, now owned or hereafter acquired by any Debtor in or upon which either or both of Creditors at any time has a Lien, and including, without limitation, all proceeds of such property and interests in property, provided, that, the term Collateral as used herein shall not include any of the Enron Inventory Collateral.

1.5	"Commodity" shall mean steel products that conform to the
specifications described on Exhibit A hereto.

1.6	"Congress" shall mean Congress Financial Corporation (Central), an
Illinois corporation, and its successors and assigns (including any other lender or group of lenders that at any time refinances or replaces the Senior Debt, or succeeds to all or any portion of the Senior Debt or is otherwise party to the Congress Credit Agreements); provided, that, such entity either executes an intercreditor agreement substantially in the form of this Intercreditor Agreement or otherwise agrees to be bound by the terms hereof.

1.7	"Congress Credit Agreements" shall mean, collectively, the Loan and
Security Agreement, dated April 15, 1999, by and among Congress and Debtors ("Congress Loan Agreement") and all agreements, documents and instruments at any time executed and/or delivered by any Debtor or any other person to, with or in favor of Congress in connection therewith or related thereto, as all of the foregoing now exist or may hereafter be amended, modified, supplemented, extended, renewed, restated, refinanced, replaced or restructured (in whole or in part and including any agreements with, to or in favor of any other lender or group of lenders that at any time refinances, replaces or succeeds to all or any portion of the Senior Debt; provided, that, such entity either executes an intercreditor agreement substantially in the form of this Intercreditor Agreement or otherwise agrees to be bound by the terms hereof.

1.8	"Creditors" shall mean, collectively, Congress and Enron and their respective successors and permitted assigns.

1.9	"Debtors" shall mean, collectively, the following together with their respective successors and assigns, including, without limitation, a receiver, trustee or debtor-in-possession on behalf of such person or on behalf of any such successor or assign): (a) Huntco Steel, Inc. a Delaware corporation,
(b) HSI Aviation, Inc., a Missouri corporation, (c) Huntco Inc., a Missouri corporation, (d) Huntco Nevada, Inc., a Nevada corporation, and (e) Midwest Products, Inc., a Missouri corporation; each of the foregoing sometimes being referred to herein individually as a "Debtor".

1.10	"Enron" shall mean Enron North America Corp., a Delaware corporation and its successors and assigns.

1.11	"Enron Credit Agreements" shall mean, collectively, the Loan Agreement dated as of April 6, 2001, among Enron and Debtors as amended by the First Amendment to Loan Agreement dated as of April 6, 2001, and all agreements, documents and instruments at any time executed and/or delivered by any Debtor or any other person to, with or in favor of Enron in connection therewith or related thereto, as all of the foregoing now exist or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced, provided, that the Enron Credit Agreements shall not include any of the Enron Inventory Agreements except for the separate Guarantees, each dated as of April 6, 2001, by Huntco, Huntco Nevada and Midwest in favor of Enron, the separate Security Agreements, each dated as of April 6, 2001, by HSI, Huntco, Huntco Nevada and Midwest in favor of Enron, the separate Pledge Agreements, each dated as of April 6, 2001, by Huntco and Huntco Nevada in favor of Enron and the financing statements related to the foregoing items.

1.12	"Enron Inventory Agreements" shall mean, collectively, IMA1, IMA2, the
Master Purchase Agreement and all agreements, documents and instruments at any time executed and/or delivered by any Debtor or any other person to, with or in favor of Enron in connection therewith or related thereto, as all of the foregoing now exist or may hereafter be amended, modified, supplemented, extended, renewed, restated or replaced, provided that the Enron Inventory Agreements shall not include any of the Enron Credit Agreements except for the separate Guarantees, each dated as of April 6, 2001, by Huntco, Huntco Nevada and Midwest in favor of Enron, the separate Security Agreements, each dated as of April 6, 2001, by HSI, Huntco, Huntco Nevada and Midwest in favor of Enron, the separate Pledge Agreements, each dated as of April 6, 2001, by Huntco and Huntco Nevada in favor of Enron and the financing statements related to the foregoing items.

1.13	"Enron Inventory Collateral" shall mean any of the following that is owned by Enron or, notwithstanding having been purchased and paid for by Enron, is at any time determined to be, through recharacterization or otherwise, property of HSI: (a) all steel products including all Commodity (collectively, "Steel Products"), purchased by Enron after the date hereof pursuant to or in connection with the provisions of IMA1 and/or IMA2 that has not been sold by Enron to and paid for by HSI and (b) any proceeds, insurance, indemnity, warranty, or guaranty of or for any such Steel Products. In no event shall the term "Enron Inventory Collateral" include
(i) any Steel Products that were purchased by Enron from HSI with respect to which Enron owes HSI any amounts or (ii) any rights to payment of any Debtor, whether or not earned by performance, for any property which a Debtor purchased from Enron and fully paid for that is subsequently sold, leased, licensed, assigned or otherwise disposed of by such Debtor.

1.14	"Enron Inventory Debt" shall mean all obligations, liabilities and indebtedness of every kind, nature and description owing by any Debtor to Enron under the Enron Inventory Agreements, including purchase payments, interest, charges, fees, premiums, indemnities and expenses, however evidenced, whether as principal, surety, endorser, guarantor or otherwise, whether now existing or hereafter arising, whether arising before, during or after the initial or any renewal term of the Enron Inventory Agreements or after the commencement of any case with respect to such Debtor under the U.S. Bankruptcy Code or any similar statute (and including, without limitation, any principal, interest, fees, costs, expenses and other amounts, whether or not such amounts are allowable in whole or in part, in any such case or similar proceeding), whether direct or indirect, absolute or contingent, joint or several, due or not due, primary or secondary, liquidated or unliquidated, secured or unsecured, and whether arising directly or howsoever acquired by Enron, provided, that, the Enron Inventory Debt shall not include any of the Junior Debt.

1.15	"Enron Notice of Remedies"  shall have the meaning set forth in Section
2.7(b).

1.16	"IMA1" shall mean the Inventory Management Agreement (Phase I) dated as of April 6, 2001, by and between Enron and HSI as the same may be amended or modified from time to time.

1.17	"IMA2" shall mean the Inventory Management Agreement (Phase II) dated as of April 6, 2001, by and between Enron and HSI as the same may be amended or modified from time to time.

1.18	"Junior Debt" shall mean only all of the obligations, liabilities and indebtedness of every kind, nature and description owing by any Debtor to Enron under the Enron Credit Agreements, including principal, interest, charges, fees, premiums, indemnities and expenses, however evidenced, whether as principal, surety, endorser, guarantor or otherwise, whether now existing or hereafter arising, whether arising before, during or after the initial or any renewal term of the Enron Credit Agreements or after the commencement of any case with respect to such Debtor under the U.S. Bankruptcy Code or any similar statute (and including, without limitation, any principal, interest, fees, costs, expenses and other amounts, whether or not such amounts are allowable in whole or in part, in any such case or similar proceeding), whether direct or indirect, absolute or contingent, joint or several, due or not due, primary or secondary, liquidated or unliquidated, secured or unsecured, and whether arising directly or howsoever acquired by Enron, provided, that, the Junior Debt shall not include any of the Enron Inventory Debt.

1.19	"Lien" shall mean any mortgage, deed of trust, pledge, hypothecation, assignment, deposit arrangement, security interest, encumbrance (including, but not limited to, easements, rights of way and the like), lien (statutory or other), security agreement or transfer intended as security, including without limitation, any conditional sale or other title retention agreement, the interest of a lessor under a capital lease or any financing lease having substantially the same economic effect as any of the foregoing.

1.20	"Master Purchase Agreement" shall mean the Master Steel Purchase and
Sale Agreement dated as of April 6, 2001, by and between Enron and Debtor.

1.21	"Non-Payment Event of Default" shall mean any Senior Debt Event of
Default (other than a Payment Event of Default).

1.22	"Payment Blockage Period" shall mean (a) any period during which a
Payment Event of Default has occurred and is continuing and (b) any other period during which a Standstill Period exists.

1.23	"Payment Event of Default" shall mean any default in the payment of any
Senior Debt when due (whether upon maturity, mandatory prepayment, acceleration or otherwise) beyond any applicable grace period with respect thereto.

1.24	"Person" or "person" shall mean any individual, sole proprietorship, partnership, corporation (including, without imitation, any corporation which elects subchapter S status under the Internal Revenue Code of 1986, as amended), limited liability company, limited liability partnership, business trust, unincorporated association, joint stock company, trust, joint venture, or other entity or any government or any agency or instrumentality or political subdivision thereof.
1.25	"Revolver Limit" shall have the meaning set forth in Section 4.1(f).

1.26	"Senior Debt" shall mean any and all obligations, liabilities and indebtedness of every kind, nature and description owing by any Debtor under the Congress Credit Agreements to Congress and/or its affiliates or participants, including principal, interest, charges, fees, premiums, indemnities and expenses, however evidenced, whether as principal, surety, endorser, guarantor or otherwise, whether arising under Congress Credit Agreements or otherwise, whether now existing or hereafter arising, whether arising before, during or after the initial or any renewal term of the Congress Credit Agreements or after the commencement of any case with respect to such Debtor under the U.S. Bankruptcy Code or any state insolvency law or similar statute (and including, without limitation, any principal, interest, fees, costs, expenses and other amounts, which would accrue and become due but for the commencement of such case, whether or not such amounts are allowed or allowable in whole or in part in any such case), whether direct or indirect, absolute or contingent, joint or several, due or not due, primary or secondary, liquidated or unliquidated, secured or unsecured, and whether arising directly or howsoever acquired by Congress.

1.27	"Senior Debt Event of Default" shall mean any "Event of Default" under and as defined in the Congress Credit Agreements.

1.28	"Specified Event of Default" shall mean (a) a Payment Event of Default;
or (b) a Non-Payment Event of Default arising out of Debtors' failure to comply with Section 9.16 of the Congress Loan Agreement (as in effect on the date hereof) that continues uncured for a period of 30 days after the earlier of (i) the date Debtor receives a notice from Congress of such Section 9.16 default or (ii) the date Debtor is required to provide financial reports to Congress that disclose (or would have disclosed) such default.

1.29	"Standstill Period" shall mean any period commencing on the date a
Blockage Notice is given and ending one hundred eighty (180) days after the date such Blockage Notice is given; provided, that, if Congress receives an Enron Notice of Remedies at any time before Congress delivers a Blockage Notice to Enron, then Standstill Period shall mean any period commencing on the date Congress receives such Enron Notice of Remedies and ending one hundred ninety (190) days after the date such Enron Notice of Remedies is received by Congress.

1.30	All terms defined in the Uniform Commercial Code as in effect in the
State of Illinois as of the date hereof, unless otherwise defined herein shall have the meanings set forth therein. All references to any term in the plural shall include the singular and all references to any term in the singular shall include the plural.

2.	SECURITY INTERESTS; PRIORITIES; REMEDIES

2.1	Acknowledgment of Liens.  Each Creditor hereby acknowledges that the other Creditor has been granted a Lien upon the Collateral. Congress hereby acknowledges that Debtor has granted Enron a Lien upon the Enron Inventory Collateral and that as of the date hereof Congress does not have a Lien on the Enron Inventory Collateral.

2.2	Priority of Liens.  Notwithstanding the order or time of attachment, or the order, time or manner of perfection, or the order or time of filing or recordation of any document or instrument, or other method of perfecting a security interest in favor of each Creditor in any Collateral or Enron Inventory Collateral, and notwithstanding any conflicting terms or conditions which may be contained in any of the Agreements, (a) the Liens upon the Collateral of Congress have and shall have priority over the Liens upon the Collateral of Enron and such Liens of Enron are and shall be, in all respects, subject and subordinate to the Liens of Congress therein to the full extent of the Senior Debt and (b) the Liens upon the Enron Inventory Collateral of Enron have and shall have priority over the Liens (if any) upon the Enron Inventory Collateral of Congress and such Liens of Congress (if any) are and shall be, in all respects, subject and subordinate to the Liens of Enron therein to the full extent of the Enron Inventory Debt.

2.3	Priorities Unaffected by Action or Inaction.  The lien priorities provided in Section 2.2 shall not be altered or otherwise affected by any amendment, modification, supplement, extension, renewal, restatement or refinancing of the Senior Debt (which does not contravene Section 4.1(c) or (f)), or the Junior Debt or the Enron Inventory Debt, nor by any action or inaction which any Creditor may take or fail to take in respect of the Collateral or the Enron Inventory Collateral.

2.4	Rights of Third Parties; No Contest of Lien.  Each Creditor shall be solely responsible for perfecting and maintaining the perfection of its Lien in and to each item constituting the Collateral in which such Creditor has been granted a Lien. The foregoing provisions of this Intercreditor Agreement are intended solely to govern the respective lien priorities as between the Creditors and shall not impose on the Creditors any obligations in respect of the disposition of proceeds of foreclosure on any Collateral or Enron Inventory Collateral which would conflict with prior perfected claims therein in favor of any other person or any order or decree of any court or other governmental authority or any applicable law. Enron agrees that it will not contest the validity, perfection, priority or enforceability of the Liens upon the Collateral of Congress and that as between Congress and Enron, the terms of this Intercreditor Agreement shall govern even if part or all of the Senior Debt or the Liens securing payment and performance thereof are not perfected or are avoided, disallowed, set aside or otherwise invalidated in any judicial proceeding or otherwise. Congress agrees that it will not contest the validity, perfection, priority or enforceability of the Liens upon the Collateral or Enron Inventory Collateral of Enron and that as between Congress and Enron, the terms of this Intercreditor Agreement shall govern even if part or all of the Junior Debt, the Enron Inventory Debt or the Liens securing payment and performance thereof are not perfected or are avoided, disallowed, set aside or otherwise invalidated in any judicial proceeding or otherwise.

2.5	Right to Enforce Agreement.  Congress shall have the right to manage, perform and enforce the terms of the Congress Credit Agreements with respect to the Collateral, to exercise and enforce all privileges and rights thereunder according to its discretion and the exercise of its business judgment, including, without limitation, the right to take or retake control or possession of such Collateral and to hold, prepare for sale, process, sell, lease, dispose of, or liquidate such Collateral; provided, that, during a Standstill Period the foregoing rights shall be exclusively the rights of Congress. Enron shall have the exclusive right to manage, perform and enforce the terms of the Enron Inventory Agreements with respect to the Enron Inventory Collateral, to exercise and enforce all privileges and rights thereunder according to its discretion and the exercise of its business judgment, including, without limitation, the exclusive right to take or retake control or possession of such Enron Inventory Collateral and to hold, prepare for sale, process, sell, lease, dispose of, or liquidate same.

2.6	Sale and Release of Collateral; Right of First Refusal.

(a)	Notwithstanding anything to the contrary contained in any of the
Agreements, during the continuance of a Specified Event of Default, Enron shall consent to the sale, transfer or other disposition of Collateral by any Debtor with the consent of Congress, if and only if, Enron does not agree to purchase such Collateral within the 10 days period provided for in the right of first refusal set forth in Section 2.6 (b) below. In connection with any sale or disposition pursuant to the foregoing sentence (i) Debtor shall deliver the proceeds to Congress and Congress shall cause the net cash proceeds Congress receives from such sale or disposition to be immediately applied, first, to the Senior Debt in such order and manner as Congress shall determine and, second, after the payment in full of the Senior Debt, to the Junior Debt in such order and manner as Enron shall determine and (ii) Congress and Debtors shall immediately and permanently reduce the Maximum Credit under the Senior Loan Agreements by not less than the amount of the Senior Debt that is repaid in connection with such sale or disposition of Collateral. Upon the closing of such a sale or disposition, Enron shall (x) immediately upon the request of Congress, release or otherwise terminate its Liens on the Collateral so sold or otherwise disposed of, (y) Enron shall immediately deliver such release documents with respect to the Collateral so sold or otherwise disposed of as Congress may reasonably require in connection therewith and (z) be deemed to have consented under the Enron Credit Agreements to such sale or other disposition. Notwithstanding anything to the contrary contained in any of the Agreements, only Enron shall have the right to restrict or permit, or approve or disapprove, the sale, transfer or other disposition of the Enron Inventory Collateral. To the extent it has or may obtain any Lien with respect to the Enron Inventory Collateral, Congress shall (i) immediately upon the request of Enron, release or otherwise terminate any Lien Congress may have on the Enron Inventory Collateral to the extent such Enron Inventory Collateral is sold or otherwise disposed of either by Enron, its agents or any Debtor with the consent of Enron and Congress shall immediately deliver such release documents with respect to the Enron Inventory Collateral so sold or otherwise disposed of as Enron may require in connection therewith and (ii) be deemed to have consented under the Congress Credit Agreements to such sale or other disposition.

(b)	In the event that during the continuance of a Specified Event of
Default any Debtor obtains a bona fide offer from any Person to purchase all or any portion of the Collateral from such Debtor and Congress is willing to consent to such a sale, Congress shall give notice in writing to Enron (a "Sale Notice") not less than 10 days prior to the proposed purchase date, specifying the name of the proposed purchaser, the proposed purchase date (which shall be a Business Day) (the "Purchase Date"), the Collateral to be sold (the "Proposed Sale Collateral"), the purchase price, and all other material terms of the proposed sale. Within 10 days of receipt of a Sale Notice, Enron may give notice in writing to Congress (a "Purchase Notice") that Enron elects to purchase the Proposed Sale Collateral pursuant to the terms of the Sale Notice, in which event on the Purchase Date (or such other date as may be agreed by Enron and Congress) Enron (or any Person nominated by Enron) shall purchase the Proposed Sale Collateral pursuant to the terms of the Sale Notice. If within 10 days following delivery of a Sale Notice, Enron has not provided Congress with a Purchase Notice, then Debtor, with Congress' consent, may sell the Proposed Sale Collateral (i) on or before the Purchase Date; (ii) to the proposed purchaser, (iii) for a price not less than the purchase price and (iv) upon the material terms of such proposed sale, in each case as specified in the Sale Notice. If Debtor does not sell the Proposed Sale Collateral on or before the Purchase Date in accordance with the foregoing sentence, then it may not subsequently sell the Proposed Sale Collateral without first delivering an additional Sale Notice and following the procedure set out in this Section 2.6(b); provided, that, if Enron agrees it will purchase the Proposed Sale Collateral pursuant to this
Section 2.6(b) and Enron fails to complete such purchase on or before the applicable Purchase Date then Debtor, with Congress' consent, may sell such Proposed Sale Collateral to the purchaser under the Sale Notice for any price agreed upon by the parties to such sale, without any further notice to or consent from Enron and Enron shall be deemed to have consented to such sale and to have released all of its liens on such Proposed Sale Collateral.

2.7	Limitation on Remedies.

(a)	Notwithstanding any rights or remedies avail-able to a Creditor under any of the Agreements, applicable law or otherwise, Congress shall not, directly or indirectly, seek to foreclose or realize upon (judicially or non-judicially) any Lien it may have on any Enron Inventory Collateral or assert any claims or interests therein.

(b)	Notwithstanding any rights or remedies avail-able to a Creditor under any of the Agreements, applicable law or otherwise, except as otherwise specifically provided in Section 2.7(c) below, Enron shall not, during a Standstill Period (and shall not at any other time upon less than ten (10) Business Days prior written notice to Congress of the intention of Enron to exercise any of the rights or remedies set forth below (an "Enron Notice of Remedies"), directly or indirectly, (i) seek to collect from any Debtor (including, without limitation, from or by way of any Collateral) any of the Junior Debt or exercise any of its rights or remedies upon a default or event of default by any Debtor under the Enron Credit Agreements or otherwise, or
(ii) seek to foreclose or realize upon (judicially or non-judicially) its Lien on any Collateral or assert any claims or interests therein (including, without limitation, by setoff or notification of account debtors), or (iii) commence any action or proceeding against any Debtor or its properties under the U.S. Bankruptcy Code or any state insolvency law or similar present or future statute, law or regulation or any proceedings for voluntary liquidation, dissolution or other winding up of any Debtor's business, or the appointment of any trustee, receiver or liquidator for any Debtor or any part of its properties or any assignment for the benefit of creditors or any marshaling of assets of any Debtor, or (iv) take any other action against any Debtor and the Collateral.

(c)	Notwithstanding Section 2.7(b) above, Enron shall have the right to:
(i) bid for and purchase any Collateral at any private or judicial foreclosure upon such Collateral initiated by Congress, (ii) file a proof of claim, attend, participate and vote in any administrative, legal or equitable action or proceeding against any Debtor seeking any reorganization, liquidation, bankruptcy or any other action involving the readjustment of all or any part of the Junior Debt, or other similar relief under the U.S. Bankruptcy Code, (iii) upon not less than seven (7) days prior written notice to Congress, take action and continue to pursue appropriate action to obtain a monetary judgment in respect of any non-payment of the Junior Debt; provided, that no action shall be taken to execute, enforce or collect such judgment, (iv) upon not less than seven (7) days prior written notice to Congress, exercise its right to accelerate the maturity of the Junior Debt under the Enron Credit Agreements (subject to Congress' rights under Section
2.8 hereof); provided, that, no action shall be taken to collect or enforce the Junior Debt, (v) send such notices of the existence of, or any evidence or confirmation of, the Junior Debt under the Enron Credit Agreements or the Liens of Enron in the Collateral to any court or governmental agency, or file or record any such notice or evidence to the extent necessary to prove or preserve (but not enforce) the Liens of Enron in the Collateral or the Junior Debt (including notice of default and acceleration), and (vi) take action to the extent necessary to preserve the validity, efficacy, and priority of the Junior Debt and/or prevent the expiration of any applicable statute of limitation with respect to Enron's rights under the Enron Credit Agreements; provided, that Enron shall not challenge or dispute the validity, perfection, priority or enforceability of the Senior Debt or any of the Liens of Congress in the Collateral.

(d)	Notwithstanding anything to the contrary contained in this Section 2.7, except during a Standstill Period, Enron shall have the right, upon ten (10) Business Days' prior written notice to Congress, to take action to enforce its Liens on any of the Collateral or assert any claims or interests therein, or exercise any other similar remedies with respect thereto or commence any action or proceeding against any Debtor under the U.S. Bankruptcy Code or any state insolvency law upon an event of default under the Enron Credit
Agreements (other than as a result of an event of default under the Congress Credit Agreements) so long as such default is either continuing or was not cured within the applicable cure period, subject at all times to the provisions of Section 2.2 of this Intercreditor Agreement.

2.8	Right to Cure.  Congress shall have the right, but not any obligation, to cure for the account of Debtors any default by any Debtor under the Enron Credit Agreements at any time during the Standstill Period or the applicable cure period that is provided for in the Enron Credit Agreements, as applicable, if longer, or thereafter with the consent of Enron, or any default by any Debtor under the Enron Inventory Agreements at any time during the applicable cure period that is provided for in the Enron Inventory Agreements, or thereafter with the consent of Enron. In the event that the default which was the basis for the declaration by Enron shall be cured within such applicable cure period, whether by Congress, any Debtor or any other person, or shall be waived or otherwise cease to exist, the rights of Enron under Section 2.7(d) above shall cease until the occurrence of any other or additional event of default. In no event shall Congress by virtue of the payment of amounts, or performance of any obligation required to be paid or performed by any Debtor, be deemed to have assumed any obligation of any Debtor to Enron or any other person. Enron shall have the right, but not any obligation, to cure for the account of Debtors any default by any Debtor under the Congress Credit Agreements at any time during the applicable cure period that is provided for in the Congress Credit Agreements, or thereafter with the consent of Congress. In no event shall Enron by virtue of the payment of amounts, or performance of any obligation required to be paid or performed by any Debtor, be deemed to have assumed any obligation of any Debtor to Congress of any other person.

2.9	       Notices of Default.   Each Creditor shall give to the other
Creditor concurrently with the giving thereof to any Debtor, (a) a copy of any written notice by such Creditor of either a default or an event of default under its Agreements with such Debtor, or written notice of demand of payment from such Debtor, and (b) any written notice sent by a Creditor to such Debtor at any time an event of default under such Creditor's Agreements with such Debtor exists stating such Creditor's intention to exercise any of its enforcement rights or remedies, including written notice pertaining to any foreclosure on any of the Collateral or other judicial or non-judicial remedy in respect thereof, and any legal process served or filed in connection therewith; provided, that, the failure of any party to give notice as required hereby shall not affect the relative priorities of Creditors' respective Liens as provided herein or the validity or effectiveness of any such notice as against any Debtor. Each Debtor hereby authorizes and consents to each Creditor sending any such notices to the other Creditor.

3.	SUBORDINATION OF DEBT

3.1	Subordination. Enron's right to payment and satisfaction of the Junior
Debt, directly or indirectly, by any means whatsoever, is deferred, to the indefeasible payment and satisfaction in full of all Senior Debt. Notwithstanding anything to the contrary contained in this Section 3.1, (a) Enron's rights with respect to the Enron Inventory Debt and its rights under the Enron Inventory Agreements are not in any way subordinated to the Senior Debt or the payment and satisfaction thereof and (b) Enron may receive payments in respect of the Junior Debt to the extent permitted under Section 4.1(a) hereof.

3.2	Distributions.

(a)	In the event of any distribution, division, or application, partial or complete, voluntary or involuntary, by operation of law or otherwise, of all or any part of the Collateral or the proceeds thereof to the creditors of any Debtor or readjustment of the obligations and indebtedness of any Debtor, whether by reason of liquidation, bankruptcy, arrangement, receivership, assignment for the benefit of creditors, marshaling of assets of any Debtor or any other action or proceeding involving the readjustment of all or any part of the indebtedness or other obligations of any Debtor or the application of the assets of any Debtor to the payment or liquidation thereof, or upon the dissolution or other winding up of any Debtor's business, or upon the sale of all or substantially all of any Debtor's assets, then, and in any such event, (i) Enron shall receive the Enron Inventory Collateral and any distribution arising therefrom, (ii) Congress shall receive indefeasible payment in full of all of the Senior Debt in cash or other immediately available funds prior to the payment of all or any part of the Junior Debt, (iii) to the extent Congress has not received indefeasible payment in full of all of the Senior Debt in cash or other immediately available funds, Congress shall be entitled to receive any payment or distribution of any kind or character, whether in cash, securities or other property, which be payable or deliverable in respect of any or all of the Junior Debt and (iv) only after Congress has received payment in accordance with Sections 3.2(a)(ii) and (iii) above, Enron shall receive payment with respect to the Junior Debt.

(b)	In order to enable Congress to enforce its rights under Section 3.2(a)
above, to the extent Enron fails to reasonably pursue enforcement of its claims with respect to the Junior Debt, Congress is hereby irrevocably authorized and empowered, at the expense of Congress (in its own name or in the name of Enron or otherwise), but shall have no obligation to, enforce claims comprising any of the Junior Debt by proof of debt, proof of claim, suit or otherwise and take generally any action which Enron might otherwise be entitled to take, as Congress may deem necessary or advisable for the enforcement of its rights or interests hereunder.

(c)	To the extent necessary for Creditors to realize the benefits of the subordination of Debt provided for herein (including the right to receive any payment and distributions which might otherwise be payable or deliverable in respect of the Senior Debt or Junior Debt in any proceeding described in
Section 3.2(a) or otherwise), each Creditor shall execute and deliver to the other Creditor such instruments or documents together with such assignments or endorsements as the requesting Creditor shall deem necessary.

3.3	Instrument Legend and Notation.  Any instrument at any time evidencing the Junior Debt, or any portion thereof, shall be permanently marked on its face with a legend conspicuously indicating that payment thereof is subordinate in right of payment to the Senior Debt and subject to the terms and conditions of this Intercreditor Agreement, and after being so marked certified copies thereof shall be delivered to Congress. No specific legend, further assignment or endorsement or delivery of notes, guarantees or instruments shall be necessary to subject any Junior Debt to the subordination thereof contained in this Intercreditor Agreement.

3.4	Payments Received by Enron.  Should any payment or distribution or security or instrument or proceeds thereof be received by Enron in respect of the Junior Debt (other than those permitted under Section 4.1(a)), Enron shall receive and hold the same in trust, as trustee, for the benefit of Congress, segregated from other funds and property of Enron and shall forthwith deliver the same to Congress (together with any endorsement or assignment of Enron where necessary), for application to any of the Senior Debt. In the event of the failure of Enron to make any such endorsement or assignment to Congress, Congress, or any of its officers or employees, are hereby irrevocably authorized on behalf of Enron to make the same.

3.5	Payments Received by Congress.  Should any payment or distribution or security or instrument or proceeds thereof be received by Congress that is part of, arises from or is proceeds of the Enron Inventory Collateral pursuant to the sale thereof and of which Congress has received written notice or has actual knowledge, Congress shall receive and hold the same in trust, as trustee, for the benefit of Enron, segregated from other funds and property of Congress and shall forthwith deliver the same to Enron (together with any endorsement or assignment of Congress where necessary), for application to any of the Enron Inventory Debt. Notwithstanding anything to the contrary in the immediately preceding sentence, if Congress receives any funds without having actual knowledge or without having received written notice that such funds constitute proceeds of the Enron Inventory Collateral before Congress has applied such funds to the Senior Debt or given credit for such proceeds to any Debtor for purposes of determining the amount of the loans available to Debtors, Congress shall have no obligation with respect to such proceeds or liability therefor to Enron and such proceeds shall cease to be part of the Enron Inventory Collateral; except that if Congress receives written notice that such funds are proceeds of Enron Inventory Collateral within forty-five (45) days after the date Congress has applied such proceeds to the Senior Debt and Congress receives such evidence that such funds are proceeds of Enron Inventory Collateral as Congress may reasonably require, Congress shall pay over such amounts to Enron to the extent that, after giving effect to such payment, the amount of the Excess Availability (as defined in the Congress Credit Agreements) of HSI and Midwest in the aggregate shall not be less than $1,000,000. In the event of the failure of Congress to make any endorsement or assignment to Enron pursuant to this
Section 3.5, Enron, or any of its officers or employees, are hereby irrevocably authorized on behalf of Congress to make the same.

3.6	Release of Liens and Security Interests.  Congress hereby releases its security interests in the Enron Inventory Collateral granted to it by HSI in the Congress Credit Agreements and HSI and Congress agree that each will enter into an amendment to the existing Congress Credit Agreements and UCC-3 Partial Releases, each in form and substance satisfactory to Congress and Enron, to indicate that Congress has released such security interests in the Enron Inventory Collateral.

4.	COVENANTS, REPRESENTATIONS AND WARRANTIES

4.1	Additional Covenants.

(a)	Debtors shall not, directly or indirectly, make and Enron shall not, directly or indirectly, accept or receive any payment of principal or interest with respect to the Junior Debt or any prepayment or non-mandatory payment or any payment pursuant to acceleration or claims of breach or any payment to acquire Junior Debt, except that, at any time other than during a Payment Blockage Period, Debtors may make and Enron may receive the fees due as of the date hereof under the Enron Credit Agreements (as in effect on the date hereof), reimbursement of reasonable expenses of Enron due from time to time under the Enron Credit Agreements as in effect on the date hereof, and regularly scheduled payments of principal, interest, and fees under the Enron Credit Agreements (as in effect on the date hereof).

(b)	Enron shall not sell, assign, pledge, encumber or otherwise dispose of any of the Junior Debt unless the transferee executes an intercreditor agreement substantially in the form of this Intercreditor Agreement or otherwise agrees to be bound by the terms hereof.

(c)	Congress shall not sell, assign, pledge, encumber or otherwise dispose of any of the Senior Debt unless the transferee executes an intercreditor agreement substantially in the form of this Intercreditor Agreement or otherwise agrees to be bound by the terms hereof.

(d)	Enron and Debtor shall, at any time or times upon the request of
Congress, promptly furnish to Congress a true, correct and complete statement of the outstanding Junior Debt;

(e)	Congress, Enron and Debtors shall execute and deliver to the other parties hereto such additional agreements, documents and instruments and take such further actions as may be reasonably necessary in the opinion of the requesting party to effectuate the provisions and purposes of this Intercreditor Agreement.

(f)	Unless Congress receives Enron's prior written consent, Congress shall not increase the "Maximum Credit" (as such term is defined in the Congress Credit Agreements) to be an amount greater than $80,000,000 less the amount of the permanent reductions thereto pursuant to the provisions of Section
2.6 above (such amount being referred to herein as, the "Revolver Limit").

(g)	Debtors shall give Congress prompt written notice (but, in any event, within two (2) Business Days) of any exercise by Enron of its rights under the Enron Inventory Agreements to require any Debtor to purchase from or sell to Enron any Commodity or other inventory, which notice shall specify the Commodity or other inventory to be purchased or sold.

4.2	Additional Enron Representations and Warranties.  Enron and Debtor
represent and warrant to Congress that:

(a)	as of the date hereof, the total outstanding principal amount of the
Junior Debt is $10,000,000;

(b)	as of the date hereof, no default or event of default, or event which with notice or passage of time or both would constitute an event of default exists or has occurred under the Enron Credit Agreements;

(c)	Enron is the exclusive legal and beneficial owner of all of the Junior
Debt; and

(d)	this Intercreditor Agreement constitutes the legal, valid and binding obligations of Enron, enforceable in accordance with its terms.

4.3	Additional Congress Representations and Warranties.  Congress and
Debtor represent and warrant to Enron that upon the effectiveness of the amendments to the Congress Credit Agreements being executed concurrently herewith:

(a)	as of the date hereof, the Maximum Credit (as set forth in the Congress
Credit Agreement) is $80,000,000;

(b)	as of the close of business on June 6, 2001, based on the books and records of Congress, the total principal amount of the Senior Debt outstanding was $66,476,276.70 (provided, that, such amount is subject to the right of Congress to make adjustments thereto as a result of items which have been provisionally credited to the loan account of Debtors and other charges which may or may not have been reflected in the records of Congress as of the date hereof);

(c)	as of the date hereof, no default or event of default, or event which with notice or passage of time or both would constitute an event of default exists or has occurred under the Congress Credit Agreements;

(d)	Congress is the exclusive legal and beneficial owner of all of the
Senior Debt (except pursuant to the sale of any participation interests therein);

(e)	Congress is authorized by each of the financial institutions which have purchased participation interests in the Senior Debt to enter into this Intercreditor Agreement and modify the Congress Credit Agreements in accordance with the terms hereof; and

(f)	this Intercreditor Agreement constitutes the legal, valid and binding obligations of Congress, enforceable in accordance with its terms.

4.4	Waivers.  Notice of acceptance hereof, the making of loans, advances and extensions of credit or other financial accommodations to, and the incurring of any expenses by or in respect of, Debtor by Congress or Enron, and presentment, demand, protest, notice of protest, notice of nonpayment or default and all other notices to which Congress, Enron and Debtor are or may be entitled are hereby waived (except as expressly provided for herein or as to Debtor, in the Agreements). Subject to the covenants set forth in Section 4.1, each Creditor waives as to the other Creditor notice of, and hereby consents to any amendment, modification, supplement, renewal, restatement or extensions of time of payment of or increase or decrease in the amount of any of the Senior Debt, the Junior Debt or the Enron Inventory Debt or to the Congress Credit Agreements, the Enron Credit Agreement, the Enron Inventory Agreements or any Collateral or Enron Inventory Collateral. Enron hereby waives notice of and consents to (a) the taking, exchange, surrender and releasing of Collateral or guarantees now or at any time held by or available to Congress for the Senior Debt or any other person at any time liable for or in respect of the Senior Debt, (b) the exercise by Congress of, or refraining by Congress from the exercise of any rights against Debtor or any other obligor or any Collateral, (c) the settlement, compromise or release of, or the waiver of any default with respect to, any of the Senior Debt, and/or (d) Congress' election, in any proceeding instituted under the U.S. Bankruptcy Code, of the application of Section 1111(b)(2) of the U.S. Bankruptcy Code. Any of the foregoing shall not, in any manner, affect the terms hereof or impair the obligations of Enron hereunder. All of the Senior Debt and the Junior Debt and the Enron Inventory Debt shall be deemed to have been made or incurred in reliance upon this Intercreditor Agreement.

4.5	Subrogation; Marshaling. Enron shall be subrogated to the rights of
Congress to the extent that Enron pays over to Congress or Congress otherwise receives pursuant to the terms of this Intercreditor Agreement any payment or proceeds received by or that would have been received by Enron in satisfaction of the Junior Debt. Enron shall not be entitled to enforce any such rights of subrogation until the Senior Debt is indefeasibly paid in full in immediately available funds and the Congress Credit Agreements are terminated. In order to enable Enron to enforce its rights under this
Section 4.5, to the extent Congress fails to reasonably pursue enforcement of its claims with respect to the Senior Debt, Enron is hereby irrevocably authorized and empowered, (in its own name or in the name of Congress or otherwise), but shall have no obligation to, enforce claims comprising any of the Senior Debt by proof of debt, proof of claim, suit or otherwise and take generally any action which Congress might otherwise be entitled to take, as Enron may deem necessary or advisable for the enforcement of its rights or interests hereunder; provided, that, such rights shall not be exercised until the Senior Debt is indefeasibly paid in full in immediately available funds and the Congress Credit Agreements are terminated. To the extent necessary for Creditors to realize the benefits of the subrogation provided for herein (including the right to receive any payment and distributions which might otherwise be payable or deliverable in respect of the Senior Debt), each Creditor shall execute and deliver to the other Creditor such instruments or documents together with such assignments or endorsements as the requesting Creditor shall deem necessary. Enron hereby waives any and all rights to have any Collateral or any part thereof granted to Congress marshaled upon any foreclosure or other disposition of such collateral by Congress or Debtor.

4.6	No Offset.  In the event that Enron at any time incurs any obligation to pay any money to Debtor, Enron hereby irrevocably agrees that it shall not deduct from or setoff against any amounts owed by Enron to any Debtor in connection with any such transaction any amounts Enron claims are due to it with respect to the Junior Debt, provided, that, such limitation shall not limit in any way Enron's rights to set off amounts owed by Debtor to Enron pursuant to documents other than the Enron Credit Agreements.

5.	MISCELLANEOUS

5.1	Amendments.  Any waiver, permit, consent or approval by any Creditor of or under any provision, condition or covenant to this Intercreditor Agreement must be in writing and shall be effective only to the extent it is set forth in writing and as to the specific facts or circumstances covered thereby.
Any amendment of this Intercreditor Agreement must be in writing and signed by each of the parties to be bound thereby.

5.2	Successors and Assigns.

(a)	This Intercreditor Agreement shall be binding upon the parties hereto and their respective successors and assigns and shall inure to the benefit of each of Creditors and its respective successors, participants and permitted assigns.

(b)	Congress reserves the right to grant participations in, or otherwise sell, assign, transfer or negotiate all or any part of, or any interest in, the Senior Debt and the Collateral securing same; provided, that, Enron shall not be obligated to give any notices to or otherwise in any manner deal directly with any participant in the Senior Debt and no participant shall be entitled to any rights or benefits under this Intercreditor Agreement except through Congress. In connection with any participation or other transfer or assignment, Congress (i) may disclose to such assignee, participant or other transferee or assignee all documents and information which Congress now or hereafter may have relating to the Senior Debt or the Collateral and (ii) shall disclose to such participant or other transferee or assignee the existence and terms and conditions of this Intercreditor Agreement.

(c)	In connection with any permitted assignment or transfer of any or all of the Senior Debt, or any or all rights of Congress in the property of any Debtor (other than pursuant to a participation), Enron agrees to execute and deliver an agreement containing terms substantially identical to those contained herein in favor of any such assignee or transferee and, in addition, will execute and deliver an agreement containing terms substantially identical to those contained herein in favor of any third person who refinances or succeeds to or replaces any or all of Congress' financing of any Debtor, whether such successor financing or replacement occurs by transfer, assignment, "takeout" or any other means or vehicle.

(d)	Enron reserves the right to grant participations in, or otherwise sell, assign, transfer or negotiate all or any part of, or any interest in, the Junior Debt, the Enron Inventory Debt, the Collateral and/or the Enron Inventory Collateral securing same; provided, that, Congress shall not be obligated to give any notices to or otherwise in any manner deal directly with any participant in the Junior Debt or the Enron Inventory Debt and no participant shall be entitled to any rights or benefits under this Intercreditor Agreement except through Enron. In connection with any participation or other transfer or assignment, Enron (i) may disclose to such assignee, participant or other transferee or assignee all documents and information which Enron now or hereafter may have relating to the Junior Debt or the Enron Inventory Debt or the Collateral or the Enron Inventory
Collateral and (ii) shall disclose to such participant or other transferee or assignee the existence and terms and conditions of this Intercreditor Agreement.

(e)	In connection with any permitted assignment or transfer of any or all of the Junior Debt or the Enron Inventory Debt, or any or all rights of Enron in the property of any Debtor (other than pursuant to a participation), Congress agrees to execute and deliver an agreement containing terms substantially identical to those contained herein in favor of any such assignee or transferee and, in addition, will execute and deliver an agreement containing terms substantially identical to those contained herein in favor of any third person who refinances or succeeds to or replaces any or all of Enron's financing of any Debtor or the sale of steel products to any Debtor, whether such successor or replacement occurs by transfer, assignment, "takeout" or any other means or vehicle.

5.3	Insolvency.  This Intercreditor Agreement shall be applicable both before and after the filing of any petition by or against any Debtor under the U.S. Bankruptcy Code and all converted or succeeding cases in respect thereof, and all references herein to any Debtor shall be deemed to apply to a trustee for such Debtor and such Debtor as debtor-in-possession. The relative rights of Congress and Enron to repayment of the Senior Debt, the Junior Debt and the Enron Inventory Debt, respectively, and in or to any distributions from or in respect of any Debtor or any Collateral, Enron Inventory Collateral or proceeds thereof, shall continue after the filing thereof on the same basis as prior to the date of the petition, subject to any court order approving the financing of, or use of cash collateral by, any Debtor as debtor-in-possession.

5.4	Bankruptcy Financing.  If a Debtor shall become subject to a proceeding under the U.S. Bankruptcy Code and if Congress desires to permit the use of cash collateral or to provide financing to such Debtor under either Section
363 or Section 364 of the U.S. Bankruptcy Code, Enron agrees as follows: (a) adequate notice to Enron shall have been provided for such financing or use of cash collateral if Enron receives notice two (2) Business Days prior to the entry of the order approving such financing or use of cash collateral and
(b) no objection will be raised by Enron to any such financing or use of cash collateral on the ground of a failure to provide "adequate protection" for Enron's junior Liens on the Collateral or any other grounds, provided (i)
Enron retains a Lien on the post-petition Collateral with the same priority as existed prior to the commencement of the proceeding under the U.S. Bankruptcy Code and (ii) the maximum outstanding principal amount of such post-petition financing, together with the outstanding principal amount of the pre-petition Senior Debt, shall not in the aggregate exceed the Revolver Limit. For purposes of this Section, notice of a proposed financing or use of cash collateral shall be deemed given when given, in the manner prescribed by Section 5.5 hereof, to Enron.

5.5	Notices.  All notices, requests and demands to or upon the respective parties hereto shall be in writing and shall be deemed duly given, made or received: if delivered in person, immediately upon delivery; if by telex, telegram or facsimile transmission, immediately upon sending and upon confirmation of receipt; if by nationally recognized overnight courier service with instructions to deliver the next Business Day, one (1) Business Day after sending; and if mailed by certified mail, return receipt requested, five (5) days after mailing to the parties at their addresses set forth below (or to such other addresses as the parties may designate in accordance with the provisions of this Section):

To Congress:	Congress Financial Corporation (Central)
			150 South Wacker Drive
			Chicago, Illinois 60606
			Attention: Portfolio Manager

To Enron:		Enron North America Corp.
			1400 Smith Street
			Houston, Texas 77002
			Attention: Lou Stoler

Either Creditor may change the address(es) to which all notices, requests and other communications are to be sent by giving written notice of such address change to the other Creditor in conformity with this Section 5.5, but such change shall not be effective until notice of such change has been received by the other Creditors.

5.6	Counterparts.  This Intercreditor Agreement may be executed in any number of counterparts, each of which shall be an original with the same force and effect as if the signatures thereto and hereto were upon the same instrument.

5.7	Governing Law.  The validity, construction and effect of this
Intercreditor Agreement shall be governed by the internal laws of the State of New York (without giving effect to principles of conflicts of law).

5.8	Consent to Jurisdiction; Waiver. Each of the parties hereto, hereby irrevocably consents to the non-exclusive jurisdiction of the Untied States District Court of the Southern District of New York sitting in New York County or the Commercial Division, Civil Branch of the Supreme Court of the State of New York sitting in New York County and any appellate court from any thereof in any action or proceeding with respect to this Intercreditor Agreement or in any way connected with or related or incidental to the dealings of the parties hereto in respect of this Intercreditor Agreement or the transactions related hereto, in each case whether now existing or hereafter arising, and whether in contract, tort, equity or otherwise. THE PARTIES HERETO HEREBY WAIVE THEIR RIGHTS, IF ANY, TO RECOVER ATTORNEY'S FEES AND CONSEQUENTIAL, SPECIAL, INDIRECT, TREBLE, EXEMPLARY AND PUNITIVE DAMAGES WITH RESPECT TO THIS INTERCREDITOR AGREEMENT.

5.9	Complete Agreement.  This written Intercreditor Agreement is intended by the parties as a final expression of their agreement and is intended as a complete statement of the terms and conditions of their agreement.

5.10	No Third Parties Benefitted.  Except as expressly provided in Section
5.2, this Intercreditor Agreement is solely for the benefit of the Creditors and their respective successors, participants and assigns, and no other person shall have any right, benefit, priority or interest under, or because of the existence of, this Intercreditor Agreement.

5.11	Disclosures; Non-Reliance.  Each Creditor has the means to, and shall in the future remain, fully informed as to the financial condition and other affairs of each Debtor and no Creditor shall have any obligation or duty to disclose any such information to any other Creditor. Except as expressly set forth in this Intercreditor Agreement, the parties hereto have not otherwise made to each other nor do they hereby make to each other any warranties, express or implied, nor do they assume any liability to each other with respect to: (a) the enforceability, validity, value or collectability of any of the Junior Debt, the Enron Inventory Debt or Senior Debt or any guarantee or security which may have been granted to any of them in connection therewith, (b) any Debtor's title to or right to transfer any of the Collateral or the Enron Inventory Collateral, or (c) any other matter except as expressly set forth in this Intercreditor Agreement.

5.12	Term.  This Intercreditor Agreement is a continuing agreement and shall remain in full force and effect until the indefeasible satisfaction in full in immediately available funds of all of the Senior Debt and the termination of the financing arrangements between Congress and Debtors.

IN WITNESS WHEREOF, the parties have caused this Intercreditor Agreement to be duly executed as of the day and year first above written.

CONGRESS FINANCIAL CORPORATION (CENTRAL)

By:
Title:


ENRON NORTH AMERICA CORP.

By:
Title:

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Each of the undersigned hereby acknowledges and agrees to the foregoing terms and provisions and by its signature below, it agrees that it will, together with its successors and assigns, be bound by the provisions hereof.

Each of the undersigned agrees that any Creditor holding Collateral or Enron Inventory Collateral does so as bailee (under the UCC) for the other and is hereby authorized to and may turn over to such other Creditor upon request therefor any such Collateral Enron Inventory Collateral, after all obligations and indebtedness of the undersigned to the bailee Creditor have been fully paid and performed.

Each of the undersigned acknowledges and agrees that: (i) although it may sign this Intercreditor Agreement it is not a party hereto and does not and will not receive any right, benefit, priority or interest under or because of the existence of the foregoing Intercreditor Agreement, (ii) in the event of a breach by the undersigned or Congress of any of the terms and provisions contained in the foregoing Intercreditor Agreement to which such person is bound, such a breach shall constitute an "Event of Default" as defined in and under the Enron Credit Agreements and the Enron Inventory Agreements to which such person is bound, (iii) in the event of a breach by the undersigned or Enron of any of the terms and provisions contained in the foregoing Intercreditor Agreement, such a breach shall constitute an "Event of Default" as defined in and under the Congress Credit Agreements and (iv) it will execute and deliver such additional documents and take such additional action as may be necessary or desirable in the opinion of any Creditor to effectuate the provisions and purposes of the foregoing Intercreditor Agreement.

HUNTCO STEEL, INC.

By:
Title:

HUNTCO INC.

By:
Title:

HUNTCO NEVADA, INC.

By:
Title:

MIDWEST PRODUCTS, INC.

By:
Title:

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Exhibit A

SPECIFICATIONS


Specifications for hot rolled, cold rolled and coated steel coils shall be coils with the following specifications, regardless of whether such coils have been treated or otherwise modified.